Exhibit 11.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

For the Quarter and Six-Months Ended June 30, 2000 and 1999

(Dollars in Thousands, Except Per Share Data)

	Three-Months Ended		Six-Months Ended
	June 30,		June 30,

	2000	1999	2000	1999

Net earnings	$42,122	$41,273	$49,452	$49,213

Weighted average number of shares outstanding:

Basic earnings per share	46,751,001	46,684,229	46,738,229	46,659,901

Effect of dilutive securities	294,401	346,682	227,002	306,548

Diluted earnings per share	47,045,402	47,030,911	46,965,231	46,966,449

Net earnings per share

—basic	$0.90	$0.88	$1.06	$1.05

—diluted	$0.90	$0.88	$1.05	$1.05